EXHIBIT 30(d)(x)

ENDORSEMENTS

(Only we can endorse this contract.)

This endorsement is attached to and made a part of this contract on the contract date:

This rider applies only if the Insured dies by suicide within two years from the issue date and our liability is limited as we state for suicide in the General

Provisions. If this occurs, any provision for paid-up insurance on the life of any other person who was, until the Insured died, insured under this contract will not apply.

Instead, any such person will then have the right to buy a new contract of life insurance either from us or from an affiliate of ours. The new contract will be subject to conditions and charges that are then determined, in accord with regular rules in effect at the time. Its amount will not be less than the greater of (1) the amount of insurance on that person's life under this contract, and (2) the lowest amount offered for the plan of insurance to be provided by the new contract. And proof that the person is insurable will not be required, unless the new contract is to provide either an increased amount of insurance or a benefit that did not apply to that person under this contract.

Pruco Life Insurance Company of New Jersey,

By /s/ ISABELLE L. KIRCHNER

Secretary

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PLY 5--82

Printed in U.S.A.